UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):   **December 6, 2011**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

Exhibits 99.1 and 99.2, attached hereto, are hereby incorporated by reference. The information being furnished pursuant to Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

The following exhibits are furnished herewith:

Exhibit No.	Description of Exhibit
99.1	Pepco Holdings, Inc. Presentation – 2011 Wells Fargo MLP, E&P, Services & Utility Symposium
99.2	Pepco Holdings, Inc. Presentation – 2011 Wells Fargo Regulatory Panel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date: December 6, 2011

/s/ A.J. Kamerick

Name: Anthony J. Kamerick
Title: Senior Vice President and
              Chief Financial Officer

INDEX TO EXHIBITS FURNISHED HEREWITH

Exhibit No.	Description of Exhibit
99.1	Pepco Holdings, Inc. Presentation – 2011 Wells Fargo MLP, E&P, Services & Utility Symposium
99.2	Pepco Holdings, Inc. Presentation – 2011 Wells Fargo Regulatory Panel